UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 6)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMGEN INC.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

031162100

(CUSIP Number of Common Stock)

Jonathan P. Graham, Esq.

Senior Vice President, General Counsel and Secretary

One Amgen Center Drive

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Catherine M. Clarkin, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$10,000,000,000.00	$1,245,000

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $10 billion in value of shares of the common stock, $0.0001 par value per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,245,000	Filing Party:	Amgen Inc.
Form or Registration No.:	Schedule TO	Date Filed:	February 5, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 6 (the “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Amgen Inc., a Delaware corporation (“Amgen” or the “Company”), on February 5, 2018, as amended and supplemented on February 5, 2018, February 14, 2018, February 20, 2018, February 23, 2018 and February 26, 2018, in connection with the Company’s offer to purchase up to $10 billion in value of shares of its common stock, $0.0001 par value per share (the “Shares”), at a price not greater than $200 nor less than $175 per Share, to the seller in cash, less any applicable withholding taxes and without interest.

Only those items amended or supplemented are reported in this Amendment No. 6. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 6 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 6 together with the Schedule TO, the Offer to Purchase dated February 5, 2018 (the “Offer to Purchase”) and the related Letter of Transmittal.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 is hereby amended and supplemented as follows:

On March 6, 2018, Amgen issued a press release announcing the preliminary results of the tender offer, which expired at 12:00 Midnight, New York City time, at the end of Monday, March 05, 2018. A copy of such press release is filed as Exhibit (a)(5)(v) to this Schedule TO and is incorporated herein by reference.

ITEM 12.	EXHIBITS

Item 12 is hereby amended and restated as follows:

(a)(1)(i)	Offer to Purchase, dated February 5, 2018.*

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 ).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Internal Communications Materials, dated February 5, 2018.*

(a)(1)(vii)	Letter of Transmittal for Tender of Shares of Common Stock of Amgen Inc. for Participants in the Amended and Restated Employee Stock Purchase Plan.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Excerpted Transcript of Amgen Inc.’s Earnings Conference Call on February 1, 2018.*

(a)(5)(ii)	Summary Advertisement, dated February 5, 2018.*

(a)(5)(iii)	Notice to Directors and Executive Officers of Amgen Inc. regarding the Potential Complete Blackout in Transactions Involving Shares of Amgen Common Stock, dated February 5, 2018. (Filed as an exhibit to Form 8-K on February 5, 2018 and incorporated herein by reference.)

(a)(5)(iv)	Notice to Directors and Executive Officers of Amgen Inc. regarding Trading Restrictions, dated February 5, 2018.*

(a)(5)(v)	Press Release, dated March 6, 2018.**

(b)	Not applicable.

(d)(1)	Amgen Inc. Amended and Restated 2009 Equity Incentive Plan. (Filed as Appendix C to the Definitive Proxy Statement on Schedule 14A on April 8, 2013 and incorporated herein by reference.)

(d)(2)	First Amendment to Amgen Inc. Amended and Restated 2009 Equity Incentive Plan, effective March 4, 2015. (Filed as an exhibit to Form 10-Q for the quarter ended March 31, 2015 on April 27, 2015 and incorporated herein by reference.)

(d)(3)	Second Amendment to Amgen Inc. Amended and Restated 2009 Equity Incentive Plan, effective March 2, 2016. (Filed as an exhibit to Form 10-Q for the quarter ended March 31, 2016 on May 2, 2016 and incorporated herein by reference.)

(d)(4)	Form of Stock Option Agreement for the Amgen Inc. Amended and Restated 2009 Equity Incentive Plan. (As Amended on December 20, 2016.) (Filed as an exhibit to Form 10-K for the year ended December 31, 2016 on February 14, 2017 and incorporated herein by reference.)

(d)(5)	Form of Restricted Stock Unit Agreement for the Amgen Inc. Amended and Restated 2009 Equity Incentive Plan. (As Amended on December 20, 2016.) (Filed as an exhibit to Form 10-K for the year ended December 31, 2016 on February 14, 2017 and incorporated herein by reference.)

(d)(6)	Amgen Inc. 2009 Performance Award Program. (As Amended on March 2, 2016.) (Filed as an exhibit to Form 10-Q for the quarter ended March 31, 2016 on May 2, 2016 and incorporated herein by reference.)

(d)(7)	Form of Performance Unit Agreement for the Amgen Inc. 2009 Performance Award Program. (As Amended on December 20, 2016.) (Filed as an exhibit to Form 10-K for the year ended December 31, 2016 on February 14, 2017 and incorporated herein by reference.)

(d)(8)	Amgen Inc. 2009 Director Equity Incentive Program. (As Amended and Restated on October 24, 2017.) (Filed as an exhibit to Form 10-K for the year ended December 31, 2017 on February 13, 2018 and incorporated herein by reference.)

(d)(9)	Form of Grant of Non-Qualified Stock Option Agreement for the Amgen Inc. 2009 Director Equity Incentive Program. (Filed as an exhibit to Form 8-K on May 8, 2009 and incorporated herein by reference.)

(d)(10)	Form of Restricted Stock Unit Agreement for the Amgen Inc. 2009 Director Equity Incentive Program. (As Amended on March 6, 2013.) (Filed as an exhibit to Form 10-Q for the quarter ended March 31, 2013 on May 3, 2013 and incorporated herein by reference.)

(d)(11)	Agreement between Amgen Inc. and David W. Meline, effective July 21, 2014. (Filed as an exhibit to Form 10-Q for the quarter ended September 30, 2014 on October 29, 2014 and incorporated herein by reference.)

(d)(12)	Agreement between Amgen Inc. and Jonathan Graham, dated May 11, 2015. (Filed as an exhibit to Form 10-Q/A for the quarter ended June 30, 2015 on August 6, 2015 and incorporated herein by reference.)

(d)(13)	Agreement between Amgen Inc. and Lori Johnston, dated October 25, 2016. (Filed as an exhibit to Form 10-K for the year ended December 31, 2016 on February 14, 2017 and incorporated herein by reference.)

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AMGEN INC.

Dated: March 6, 2018	By:	/s/ Mary A. Lehmann
	Name:	Mary A. Lehmann
	Title:	Vice President, Finance and Treasurer

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated February 5, 2018.*

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 ).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Internal Communications Materials, dated February 5, 2018.*

(a)(1)(vii)	Letter of Transmittal for Tender of Shares of Common Stock of Amgen Inc. for Participants in the Amended and Restated Employee Stock Purchase Plan.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Excerpted Transcript of Amgen Inc.’s Earnings Conference Call on February 1, 2018.*

(a)(5)(ii)	Summary Advertisement, dated February 5, 2018.*

(a)(5)(iii)	Notice to Directors and Executive Officers of Amgen Inc. regarding the Potential Complete Blackout in Transactions Involving Shares of Amgen Common Stock, dated February 5, 2018. (Filed as an exhibit to Form 8-K on February 5, 2018 and incorporated herein by reference.)

(a)(5)(iv)	Notice to Directors and Executive Officers of Amgen Inc. regarding Trading Restrictions, dated February 5, 2018.*

(a)(5)(v)	Press Release, dated March 6, 2018.**

(b)	Not applicable.

(d)(1)	Amgen Inc. Amended and Restated 2009 Equity Incentive Plan. (Filed as Appendix C to the Definitive Proxy Statement on Schedule 14A on April 8, 2013 and incorporated herein by reference.)

(d)(2)	First Amendment to Amgen Inc. Amended and Restated 2009 Equity Incentive Plan, effective March 4, 2015. (Filed as an exhibit to Form 10-Q for the quarter ended March 31, 2015 on April 27, 2015 and incorporated herein by reference.)

(d)(3)	Second Amendment to Amgen Inc. Amended and Restated 2009 Equity Incentive Plan, effective March 2, 2016. (Filed as an exhibit to Form 10-Q for the quarter ended March 31, 2016 on May 2, 2016 and incorporated herein by reference.)

(d)(4)	Form of Stock Option Agreement for the Amgen Inc. Amended and Restated 2009 Equity Incentive Plan. (As Amended on December 20, 2016.) (Filed as an exhibit to Form 10-K for the year ended December 31, 2016 on February 14, 2017 and incorporated herein by reference.)

(d)(5)	Form of Restricted Stock Unit Agreement for the Amgen Inc. Amended and Restated 2009 Equity Incentive Plan. (As Amended on December 20, 2016.) (Filed as an exhibit to Form 10-K for the year ended December 31, 2016 on February 14, 2017 and incorporated herein by reference.)

(d)(6)	Amgen Inc. 2009 Performance Award Program. (As Amended on March 2, 2016.) (Filed as an exhibit to Form 10-Q for the quarter ended March 31, 2016 on May 2, 2016 and incorporated herein by reference.)

(d)(7)	Form of Performance Unit Agreement for the Amgen Inc. 2009 Performance Award Program. (As Amended on December 20, 2016.) (Filed as an exhibit to Form 10-K for the year ended December 31, 2016 on February 14, 2017 and incorporated herein by reference.)

(d)(8)	Amgen Inc. 2009 Director Equity Incentive Program. (As Amended and Restated on October 24, 2017.) (Filed as an exhibit to Form 10-K for the year ended December 31, 2017 on February 13, 2018 and incorporated herein by reference.)

(d)(9)	Form of Grant of Non-Qualified Stock Option Agreement for the Amgen Inc. 2009 Director Equity Incentive Program. (Filed as an exhibit to Form 8-K on May 8, 2009 and incorporated herein by reference.)

(d)(10)	Form of Restricted Stock Unit Agreement for the Amgen Inc. 2009 Director Equity Incentive Program. (As Amended on March 6, 2013.) (Filed as an exhibit to Form 10-Q for the quarter ended March 31, 2013 on May 3, 2013 and incorporated herein by reference.)

(d)(11)	Agreement between Amgen Inc. and David W. Meline, effective July 21, 2014. (Filed as an exhibit to Form 10-Q for the quarter ended September 30, 2014 on October 29, 2014 and incorporated herein by reference.)

(d)(12)	Agreement between Amgen Inc. and Jonathan Graham, dated May 11, 2015. (Filed as an exhibit to Form 10-Q/A for the quarter ended June 30, 2015 on August 6, 2015 and incorporated herein by reference.)

(d)(13)	Agreement between Amgen Inc. and Lori Johnston, dated October 25, 2016. (Filed as an exhibit to Form 10-K for the year ended December 31, 2016 on February 14, 2017 and incorporated herein by reference.)

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.